

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Via Facsimile</u>

June 11, 2007

Donald C. Wayne
Vice President and General Counsel
Universal Compression Holdings, Inc.
4444 Brittmoore
Houston, TX 77041

Re: Universal Compression Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-141695
Filed May 18, 2007

Dear Mr. Wayne:

    We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Opinion of Universal's Financial Advisor, page 60</u>

1. Please refer to the following sentence on page 62 of the prospectus: "Goldman Sachs reviewed certain financial and governance information for each "merger of equals" transaction in the energy industry since 2000 <u>that was identified by Goldman Sachs</u>" Please clarify whether this underlined portion of the sentence is implying that Goldman Sachs believes that this list of mergers is an exhaustive list of "merger of equals" transactions in the energy industry since 2000 or merely is a select list of transactions identified by Goldman. If Goldman selected particular merger of equals transactions for its comparison, please discuss the bases upon which the selections were made, as requested in prior comment 29.

2. We note your response to prior comment 31 of our May 3, 2007 letter that "…Goldman Sachs performed its selected transactions review primarily to analyze the composition of the board and senior management of the combined company in similar merger of equals transactions. Goldman Sachs did not perform such review for the purposes of financial analyses…" Please revise the prospectus to explain the purpose of the analysis and whether and how it was used to support Goldman's conclusion that the transaction is fair from a financial point of view.

Compensation Discussion and Analysis, pages 124 and 167

3. We note that the disclosure you provided in response to prior comment 37 indicates that both companies' compensation consultants reviewed peer group compensation information. Please disclose the members of the peer groups that the consultants used for their reviews.

Comparative Stock Prices and Dividends, page 16
Comparative Stock Prices and Dividends, page 99

4. We note your response to our prior comment 35 and the related revisions to your filing. We believe it is useful to your investors to provide a supplemental presentation of Hanover's stock prices as adjusted for the effects of Hanover's merger into Iliad Holdings, given the impact this merger has on the comparability of Hanover's historical stock prices to Universal's historical stock prices. However, this supplemental presentation should be clearly explained to your readers and should be presented next to Hanover's historical data for comparison. In this regard, a title such as "Hanover Adjusted" with detailed footnote explanation as to what these numbers represent would be more appropriate than your current title of "Universal Equivalent per Share" and your current footnote reference to an exchange ratio, as we believe investors may confuse your current title with equivalent pro forma per share data as that term is defined in Item 3 of Form S-4 and confuse your reference to an exchange ratio with the exchange ratio for the acquisition of Universal. Please revise.

Unaudited Comparative Per Share Data, page 21

5. We note your presentation of "Hanover unaudited equivalent pro forma combined amounts." We believe it is useful to your investors to provide a supplemental presentation of Hanover's per share data as adjusted for the effects of Hanover's merger into Iliad Holdings, given the impact this merger has on the comparability of Hanover's historical per share data to Universal's historical per share data. However, this supplemental presentation should be clearly explained to your readers and should be presented next to Hanover's historical data for comparison. In this regard, your current presentation and calculation of Hanover equivalent pro forma amounts is not consistent with the guidance concerning equivalent pro forma per share data in Item 3 of Form S-4 and should be revised as indicated above to present adjusted Hanover historical amounts.

Unaudited Pro Forma Condensed Combined Financial Statements, page 196

6. We read in pro forma footnote (C) that one of the reasons you expect this acquisition to result in such a large amount of goodwill is the "favorable cost of capital as a result of Universal's master limited partnership subsidiary." Please revise your pro forma footnote to explain this matter to investors in more detail, including, if true, the fact that your acquisition of Universal will result in your 51% ownership of this subsidiary, the fact that you will consolidate this subsidiary, a brief explanation of how your acquisition of a master limited partnership subsidiary that you consolidate will result in a lower cost of capital to you, and whether you plan to transfer Hanover's assets to this partnership.

7. We have read your response to our prior comment 50 and your disclosures in pro forma footnote (D) and have the following questions:

    • We read in your response that you have identified finite-lived intangible assets that primarily relate to customer relationships, customer related contracts and non-compete agreements. Please revise your footnote to separately quantify the preliminary fair value assigned to each type of intangible asset that you have identified. If your use of the term "primarily" indicates that you have identified additional types of intangible assets, you should describe and quantify those. Please also revise this footnote to better describe what is captured in the categories "customer relationships" and "customer related contracts" as this may be unclear to your readers.
    • Please tell us, and revise your footnote to clarify, where you have reflected the acquired backlog of Universal. In this regard, we note the disclosures on page 10 of Universal's December 31, 2006 Form 10-K.
    • We read in footnote (D) that you valued the acquired intangible assets primarily using an income approach, which bases the fair value of an asset on the present value of estimated future economic benefits with consideration given to current market expectations. Please explain to us in reasonable detail how you calculated the future economic benefits for each type of intangible asset that you have identified. Also tell us in more detail what you mean by "consideration given to current market expectations." In this regard, it is unclear from this phrase if or how you have considered the guidance in paragraphs B171-B174 of SFAS 141. Also tell us if your use of the term "primarily" indicates that other methodologies were used, and if so, explain this to us in reasonable detail.

8. We note your response to our prior comment 51 and your revisions to pro forma footnote (K). Please revise your footnote to quantify the number of Holdings' shares that will be issued to Hanover's stockholders, as we believe this is important to clarify to your investors.

9. We read in pro forma footnote (N) that you have estimated a 15 year useful life for acquired finite-lived intangible assets. Given your description of the acquired intangible assets in footnote (D), it is unclear to us that a 15 year life would be appropriate. In this regard, we note from Universal's December 31, 2006 Form 10-K that most of their backlog was expected to be filled within one year, and it appears from the disclosures on pages 189-190 that the non-compete agreement expires in 2009. Additionally, it is unclear to us that a 15 year life would be appropriate for customer relationships. Please explain to us in reasonable detail how you determined a 15 year life was appropriate for any acquired intangible assets. Please revise your pro forma footnotes to provide separate estimated useful lives for each type of intangible asset that you have identified, as it appears that the life could vary significantly between assets, and clarify which acquired intangibles are included in your pro forma adjustment for amortization expense. To the extent that an acquired intangible asset, such as backlog, would only be amortized over one year, that amortization expense should be discussed in your footnotes but not reflected in your pro forma income statement. Refer to Article 11-02(b)(5) of Regulation S-X.

10. We note your presentation of pro forma earnings per share, including the reduction of Hanover's shares outstanding resulting from its merger with Iliad Holdings, currently presented as a pro forma adjustment. Please consider revising the presentation on the face of your pro forma statements of operations to show adjusted Hanover weighted averages shares outstanding and earnings per share, presented next to Hanover's historical data for comparison, such that the Holdings Combined weighted average shares outstanding would equal adjusted Hanover plus historical Universal. We believe this will bring greater transparency to the complexities of your transaction and make the earnings per share numbers in your pro forma financial statements more meaningful.

Closing Comments

You may contact Mindy Hooker at (202) 551-3732 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 555-3729, with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stephen A. Massad, Esq.